July 1, 2024

Tony Aquila
Chief Executive Officer
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

       Re: Canoo Inc.
           Registration Statement on Form S-3
           Filed June 21, 2024
           File No. 333-280390
Dear Tony Aquila:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed June 21, 2024
Cover Page

1. Please revise your disclosure throughout to clarify that YA II PN, LTD is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.
2. Please revise your disclosure to include the material terms of the pre-paid advance agreement, including but not limited to, whether the company or the selling shareholder makes the purchase decisions and if a refund of all or a portion of the
       $15,000,000 advance is possible. Your revisions and response should address why it is appropriate to register the shares for resale prior to the issuance of such shares. See
       Securities Act Sections Compliance and Disclosure Interpretations Questions 139.12
       and 139.13.
 July 1, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing